UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 29, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

PATNI COMPUTER SYSTEMS LIMITED

Registered Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune - 411 006, India

Corporate Office: Akruti Softech Park, MIDC Cross Road No.21, Andheri (East), Mumbai 400 093, India

PUBLIC NOTICE

INFORMATION PURSUANT TO REGULATION 15 (i) OF SEBI (BUY BACK OF SECURITIES) REGULATIONS, 1998

The Company has bought back 3,253,760 Equity Shares on BSE and NSE for the fortnight ended August 20, 2008 for an aggregate consideration of Rs. 743.55 Million, being 31.37% of the total Buy Back Size of Rs. 2370 Million.

For Patni Computer Systems Limited

N K Patni	G K Patni	Arun Kanakal

Chairman & CEO

Director

Company Secretary

Place: Mumbai

Date: August 21, 2008

PATNI COMPUTER SYSTEMS LIMITED

Registered Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune - 411 006, India

Corporate Office: Akruti Softech Park, MIDC Cross Road No.21, Andheri (East), Mumbai 400 093, India

PUBLIC NOTICE

INFORMATION PURSUANT TO REGULATION 15 (i) OF SEBI (BUY BACK OF SECURITIES) REGULATIONS, 1998

The Company has bought back 3,735,310 equity shares on BSE and NSE up to August 25, 2008 for an aggregate consideration of Rs. 854.23 Million, being 36.04% of the total Buy Back Size of Rs. 2370 Million.

For Patni Computer Systems Limited

N K Patni	G K Patni	Arun Kanakal
Chairman & CEO	Director	Company Secretary

Place: Mumbai

Date: August 26, 2008

PATNI COMPUTER SYSTEMS LIMITED

Registered Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune – 411 006, India

Corporate Office: Akruti Softech Park, MIDC Cross Road No.21, Andheri (East), Mumbai 400 093, India

PUBLIC NOTICE

INFORMATION PURSUANT TO REGULATION 15 (i) OF SEBI (BUY BACK OF SECURITIES) REGULATIONS, 1998

The Company has bought back 4,471,320 equity shares on BSE and NSE up to August 27, 2008 for an aggregate consideration of Rs. 1026.17 Million, being 43.30% of the total Buy Back Size of Rs. 2370 Million.

For Patni Computer Systems Limited

N K Patni	G K Patni	Arun Kanakal
Chairman & CEO	Director	Company Secretary

Place: Mumbai

Date: August 28, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: August 29, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary